TerraForm Power, Inc.
7550 Wisconsin Ave, 9th Floor
Bethesda, Maryland 20814

June 17, 2015

VIA EDGAR

James Allegretto
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: TerraForm Power, Inc.
       Registration Statement on Form S-1
       Filed May 8, 2015 as amended
       File No. 333-204033

Dear Mr. Allegretto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TerraForm Power, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on June 18, 2015, or as soon as thereafter practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sebastian Deschler
Sebastian Deschler
Senior Vice President, General Counsel & Secretary

cc:        Skadden, Arps, Slate, Meagher & Flom LLP

MORGAN STANLEY & CO. LLC.	J.P. MORGAN SECURITIES LLC	BARCLAYS CAPITAL INC.
1585 Broadway New York, New York 10036	383 Madison Avenue New York, NY 10179	745 Seventh Avenue New York, NY 10019

June 17, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

 Washington, D.C. 20549

 Attn: Mara L. Ransom

Re:	TerraForm Power, Inc.
Registration Statement on Form S-1 (File No. 333-204033)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed public offering of common stock of TerraForm Power, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on June 18, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated June 17, 2015, through the time of effectiveness:

Preliminary Prospectus dated June 17, 2015:

3000 copies to 3000 prospective underwriters, institutional investors, dealers and others.

            We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By: _______________________

Name:

Title:

J.P. Morgan Securities LLC

By: _______________________

Name:

Title:

Barclays Capital Inc.

By: _______________________

Name:

Title:

[TERP – Acceleration Request]